December 22, 2000

Jamie Mazur, Jennifer Mazur, and
Michelle Mazur, as Custodian of
Emily Mazur and Trent Mazur (Shareholders)
2224 Main St.
Santa Monica, CA 90405

     Re: Letter of Resignation of Trustee of the Irrevocable Trust Agreement between Stockholders of Integrated Communication Networks, Inc. and David J. Chadwick-Trustee.

Dear Sirs:

     I, David J. Chadwick, hereby tender my resignation as Trustee of the Irrevocable Trust Agreement dated March 30, 2000, as amended April 5, 2000, between Jamie Mazur, Jennifer Mazur, and Michelle Mazur as Custodian of Emily Mazur and Trent Mazur, collectively (Shareholders of Integrated Communication Networks, Inc.), and myself.

Sincerely,


/s/ David J. Chadwick
David J. Chadwick